DIAGNOSTIC SYSTEMS, INC.

NASDAQ: CEMI






DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
Buffer
T C
ID
1
Sample
+
Buffer

Rapid Tests for Earlier Treatment™

Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions, and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

CHEMBIO

Our Vision & Mission

We enable longer and healthier living through detection and monitoring of serious diseases.

Our mission is to be a leader in the development and commercialization of diagnostic solutions. We are dedicated to delivering high-quality products that provide ease of use, rapid and accurate results at the point-of-care (POC). As a global company, we are committed to innovation and the highest quality standards.



CHEMBIO

Investment Highlights

- Global Provider of High Quality POC Infectious Disease Tests
  - Chembio HIV 1/2 STAT-PAK® and SURE CHECK® HIV 1/2; 99% sensitivity
  - Sales in 43 countries
- Consistent Track Record of Revenue Growth
  - Global Revenue of $29.6MM (FY 2013); CAGR 21.7% (2009 to 2013)
  - Net Profit of $.53MM (FY 2013) and debt free
- Patented DPP® (Dual Path Platform®) Technology
  - DPP® Blood and Oral Fluid HIV Test: FDA Approved (CLIA Waiver pending)
  - DPP® HIV-Syphilis Combo Test: Strong outlook for international sales in 2014
- Future Pipeline of DPP® POC Assays
  - DPP® HIV-Syphilis Combo Assay (US)
  - DPP® HCV Ab Assay
  - DPP® HIV Ag-Ab Assay
  - DPP® HIV 1/2 Oral Fluid Assay Enhancements

CHEMBIO

Global POC Diagnostics Company

NORTH AMERICA

- Revenue (FY '13): $9.7MM or 35%
- Established U.S. Sales & Marketing (June '14)
- DPP® HIV 1/2 FDA Approved, CLIA Waiver pending
- Funded Research: CDC, DOD, NIH (2013)

EUROPE

- Achieved CE mark for SURECHECK® HIV (July '13)
- Achieved CE mark for HIV STATPAK®, (March '14)
- Pending CE mark for DPP® HIV and DPP® HIV/Syphilis Assays

ASIA

- Established License, Technical Transfer, Contract Manufacturing, Distribution Agreement (Feb. '14)

LATIN AMERICA

- Revenue (FY '13): $13.2MM or 48%
- Strong OEM Partnerships (e.g., FIOCRUZ, Labtest)
- Branded products sold to NGOs, private distributors

MERA (Middle East, Russia, Africa)

- Revenue (FY '13): $4.4MM or 16%
- Sales channel: NGO-direct & through distributors
- Procurements primarily funded by PEPFAR, Global Fund, and WHO

CHEMBIO

POC In Vitro Diagnostics (IVD) Market

Professional POC Market ($ million)

	2011 Sales	2016 Sales	CAGR
Glucose	1,530	1,640	1%
Infectious Disease	810	950	3%
Critical Care	725	875	4%
Cardiac Markers	500	650	5%
Hematology	430	500	3%
Coagulation/PT, ACT	400	450	2%
Fecal Occult Blood	295	450	9%
Cholesterol/Lipids	275	355	5%
Drugs of Abuse	265	270	0%
HbA1c	150	300	15%
Other[2]	150	190	%
Pregnancy	130	135	1%

Source: Kalorama Worldwide Market for IVD Tests - July 2012

CHEMBIO

Chembio Market Opportunities

HIV Market

- 35.2 million people living with HIV/AIDS worldwide (2012)

- 1.6 million people died of AIDS-related illnesses (2012)

- In total, ~75 million people have been infected with the HIV virus and ~36 million have died of HIV

HIV Prevalence (15-49 years), by WHO Region



Syphilis Market

- 500 million people become ill with STIs annually (~12 million Syphilis)

- From 2005-2013, syphilis cases in the U.S. nearly doubled, from 8,724 to 16,663

- Syphilis in pregnancy leads to ~305,000 fetal & neonatal deaths annually

New Cases of STIs, by WHO Region



Source: World Health Organization (2012)

CHEMBIO

The Importance of HIV Testing

- More than 1.1 million people in the United States are living with HIV infection, and almost 1 in 6 (15.8%) are unaware of their infection

- There are ~50,000 new infections per year in the U.S.

- For every HIV infection that is prevented, an estimated $355,000 is saved in the cost of providing lifetime HIV treatment

Source: Center for Disease Control & Prevention (CDC)

CHEMBIO

Chembio "Lateral Flow" POC Tests

- Two Lateral Flow POC HIV Tests (U.S.)
  - Chembio HIV 1/2 STAT-PAK®
  - Chembio SURE CHECK® HIV 1/2 [1]
- Key Product Features
  - FDA (PMA) Approved, CLIA Waived
  - Sensitivity: 99%
  - CE Marked, WHO Approved
- Global Revenue $20.2MM FY 2013
  - United States: $8.9MM (14% growth vs. FY '12)
  - International: $11.8MM (85% growth vs. FY '12)
- Lateral flow patent expires in 2015
  - Royalty payments end Feb 2015



Chembio HIV 1/2 STAT-PAK ®



Chembio SURE CHECK® HIV 1/2*

[1] Sold in U.S. as Clearview Complete® HIV 1/2

Chembio's "Dual Path Platform" (DPP®) Technology

- Patented technology
- Allows improved sensitivity compared to Lateral Flow Technology
- Enables multiple test results via a single blood sample (e.g., HIV-Syphilis Combo Assay)
- Offers application within Infectious Disease and potential for a number of other indications

Mechanism → **Results**



Conjugate Pad
DPP®
Sample

Screening Tests



2
DPP HIV 1/2
Buffer
T C
ID
1
Sample
+
Buffer
CHEMBIO

Confirmatory/Multiplex Tests



2
DPP HIV 1/2
Tampão
12345C
ID
1
Amostra
+
Tampão

DPP® Assays Developed & Commercialized

DPP® HIV 1/2 Assay

- U.S. FDA (PMA) approved for use with Blood and Oral Fluid samples
- U.S. FDA CLIA Waiver pending (est. H2 2014 U.S. launch)
- Preparing to enter the ~$35MM Oral Fluid Assay market
- Superior Performance (Sensitivity) vs. competitors
- Patented SampleTainer®Sample Collection System

DPP HIV-Syphilis Combo Assay

- First HIV-Syphilis Assay to be USAID Approved
- Successfully launched in Latin America (Mexico)
- First to enter market with POC HIV-Syphilis combination assay
- Global screening opportunities:
  - Pregnant Women (Incidence 1.9MM)[1]
  - MSM (up to 70% HIV-Syphilis co-infection)[2]

[1]World Health Organization (WHO);   [2]Center for Disease Control & Prevention (CDC)

CHEMBIO

New DPP® Assays in Development

- DPP® HIV-Syphilis Assay (U.S. market)
  - Next Generation DPP® HIV-Syphilis "Combo" Assay for detection of HIV and Syphilis Antibodies

- DPP® HCV Assay
  - Assay for the detection of Hepatitis C Antibody

- DPP® HIV Ab/Ag Assay
  - Next Generation DPP HIV for the detection of HIV Antibody and Antigen

- DPP® HIV 1/2 Oral Fluid Assay Enhancements
  - Next Generation DPP® HIV Assay for the enhanced detection of antibodies in oral fluid

DPP® OEM & License Agreements

- Oswaldo Cruz Foundation (Brazil)
  - Five DPP® Products , 2013 revenues ~$6MM
- LabTest (Brazil)
  - Assembly, Distribution – DPP® Co-branded (2014 Product Registration)
- RVR (Malaysia)
  - License, Technical Transfer, Contract Manufacturing, Distribution
- Other
  - Multiple opportunities in early phase of discussion/development

CHEMBIO

Chembio Manufacturing Capabilities

- Leased facilities (~60,000 sq. ft.) in Medford and Holbrook, NY

- High Volume Manufacturing Capabilities (>15MM tests annually)

- Robust Quality Management System
  - POC tests serve diverse, regulated market
  - Audited routinely by FDA CDRH/CBER, WHO, USDA, ISO (LNE), and our partners
  - Expertise in Manufacturing Scale Up, Process Validation and cGMP

- Approximately 175 employees

CHEMBIO

Selected Financial Data (FY 2009 – 2013)



2013	
Total Revenue	$29,550
Product Revenue	$27,516
Gross Profit	$12,300
R&D Expense*	$5,834
Income Before Taxes	$1,005
Clinical Trial Expense	$1,515

* Non-recurring 2010 $1.5MM R&D Credit from the Affordable Care Act – excluded from 2010 R&D Exp. & 2010 Pre-Tax Income

CHEMBIO

Selected Financial Highlights

Six Months Ended (In 000's)	June 30, 2014	June 30, 2013
NET PRODUCT REVENUES	$12,153	$11,375
TOTAL REVENUES	$13,236	$12,072
GROSS MARGIN	$5,255	$4,975
INCOME FROM OPERATIONS	($616)	$107
NET INCOME	($371)	$76
CASH (as of end of period)	$6,835	$9,650

CHEMBIO

2014 Milestones - Achieved

- ## Product Development/Regulatory
  - Achieved CE Mark for HIV 1/2 STAT-PAK®: March 2014
  - Completed DPP® HIV 1/2 CLIA Waiver Application: June 2014

- ## Corporate/Operations
  - Finalized Agreement with RVR (Malaysia) to build position in Asia: Feb 2014
  - Established U.S. Distribution/Warehouse facility in Holbrook, NY: May 2014

- ## Commercial / Sales & Marketing
  - Terminated STAT-PAK® Distribution Agreement with U.S. Distributor: June 2014
  - Established Chembio U.S. Sales & Marketing team to focus on DPP® HIV 1/2 and HIV 1/2 STAT-PAK® Assays: June 2014

CHEMBIO

2014 Milestones - Anticipated

- Product Development/Regulatory
  - Obtain CLIA Waiver and Launch DPP® HIV 1/2 Oral Fluid HIV Assay

- Corporate/Operations
  - Increase Manufacturing Footprint and Capacity in Medford, NY
  - Pursue Acquisitions or Licenses of Complementary Products/Technologies

- Commercial / Sales & Marketing
  - Expand ex-US Revenues for Lateral Flow and DPP® Products
  - New Distribution, Contract Development & OEM Deals
  - International Sales Growth of DPP® HIV-Syphilis Test

CHEMBIO

Executive Leadership Team

Executive	Previous Experience	Joined
John J. Sperzel III President & CEO	2011-2013, President and CEO of ITC.; 1987-2011 Axis-Shield, Bayer Diagnostics, Instrumentation Laboratory and Boehringer Mannheim	2014
Richard Larkin, CPA Chief Financial Officer	2000-2003, CFO of Visual Technology Group; 1987-2000 CFO of Protex International Corp.	2003
Sharon Klugewicz, M.S. Chief Operating Officer	2009-2012, Sr. VP Scientific & Laboratory Services of Pall Corporation; 1991-2009 Pall Corporation	2012
Javan Esfandiari, M.S. Chief Science & Technology Officer	1997-2000, Co-Founder of Sinovus Biotech AB (Sweden), acquired by Chembio in 2000; 1993-1997 R&D Director On-Site Biotech	2000
Thomas Ippolito VP Regulatory & Clinical Affairs	2000-2005, VP Quality & Regulatory of Biospecific Technologies Corp.; 1984-2000 United Biomedical Inc., Analytab Products Inc. and Eastern Long Island Hospital	2005
Michael Steele VP Sales Marketing & Bus. Dev.	2008-2011, VP Business Development of SeraCare Life Sciences; 1992-2008 Corautus Genetics, Life Therapeutics and Serologicals, Inc.	2012

CHEMBIO

Investment Highlights

- Global Provider of High Quality POC Infectious Disease Tests
  - Chembio HIV 1/2 STAT-PAK® and SURE CHECK® HIV 1/2; 99% sensitivity
  - Sales in 43 countries
- Consistent Track Record of Revenue Growth
  - Global Revenue of $29.6MM (FY 2013); CAGR 21.7% (2009 to 2013)
  - Net Profit of $.53MM (FY 2013) and debt free
- Patented DPP® (Dual Path Platform®) Technology
  - DPP® Blood and Oral Fluid HIV Test: FDA Approved (CLIA Waiver pending)
  - DPP® HIV-Syphilis Combo Test: Strong outlook for international sales in 2014
- Future Pipeline of DPP® POC Assays
  - DPP® HIV-Syphilis Combo Assay (US)
  - DPP® HCV Ab Assay
  - DPP® HIV Ag-Ab Assay
  - DPP® HIV 1/2 Oral Fluid Assay Enhancements

CHEMBIO